Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	June 26,	March 27,	December 27,
	2004	2004	2003

Net income for the period	160,804	118,375	57,393
Add: Provision for income taxes	97,703	69,029	31,607
Add: Minority interest	(68)	(29)	29
Fixed charges	77,706	78,718	79,105
Less: Capitalized interest	(1,187)	(520)	(552)
Income before taxes on income and fixed charges	334,958	265,573	167,582

Fixed Charges:
Interest	65,362	67,724	68,365
Capitalized interest	1,187	520	552
Rentals at computed interest factor (1)	9,471	8,983	8,893
Amortization of debt discount expense	1,686	1,491	1,295
Total fixed charges	77,706	78,718	79,105

Ratio of earnings to fixed charges	4.31	3.37	2.12

	Fiscal Years Ending
	2003	2002	2001	2000	1999

Net income for the period	337,408	382,727	87,859	151,221	230,048
Add: Provision for income taxes	185,493	210,237	58,362	83,520	129,355
Add: Minority interest	248	(97)	18,750	(182)	11,526
Fixed charges	337,164	351,622	175,457	142,613	159,072
Less: Capitalized interest	(3,325)	(9,264)	(3,249)	(1,746)	(5,226)
Income before taxes on income and fixed charges	856,988	935,225	337,179	375,426	524,775

Fixed Charges:
Interest	294,175	296,983	143,718	115,261	128,035
Capitalized interest	3,325	9,264	3,249	1,746	5,226
Rentals at computed interest factor (1)	34,730	37,504	25,343	22,052	21,398
Amortization of debt discount expense	4,934	7,871	3,147	3,554	4,413
Total fixed charges	337,164	351,622	175,457	142,613	159,072

Ratio of earnings to fixed charges	2.54	2.66	1.92	2.63	3.30

  (1) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.

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